EXHIBIT 22.1

List of Subsidiary Issuers of Guaranteed Securities

As of December 31, 2022, Corporate Office Properties Trust was the guarantor of the outstanding guaranteed debt securities of its subsidiaries, as listed below:

Debt Instrument	Issuer
2.250% Senior Notes due 2026	Corporate Office Properties, L.P.
2.000% Senior Notes due 2029	Corporate Office Properties, L.P.
2.750% Senior Notes due 2031	Corporate Office Properties, L.P.
2.900% Senior Notes due 2033	Corporate Office Properties, L.P.